Exhibit 99.1

News Release

Rosetta Genomics Names Kenneth A. Berlin President and Chief Executive Officer
— 15-Year Johnson & Johnson Veteran to Lead microRNA Company —

Rehovot, Israel and Philadelphia (November 3, 2009) – Rosetta Genomics, Ltd. (Nasdaq: ROSG), a leading developer of microRNA-based molecular diagnostics, today announced the appointment of Kenneth A. Berlin to the position of president and chief executive officer, effective November 2, 2009.  Rosetta Genomics board of directors has recommended that Mr. Berlin also be appointed to serve on the Rosetta Genomics’ board of directors. This recommendation will be put to vote at the Company’s upcoming annual shareholders meeting.

Prior to his appointment as president and CEO of Rosetta Genomics, since July 2007, Mr. Berlin, who is 45, served as worldwide General Manager at cellular and molecular cancer diagnostics developer Veridex, LLC, a Johnson & Johnson (NYSE: JNJ) company.  Under his leadership the organization grew to over 100 employees, and he spearheaded the launch of three cancer diagnostic products, the acquisition of its cellular diagnostics partner, and delivered significant growth in sales as Veridex transitioned from a research and development entity to a commercial provider of oncology diagnostic products and services.  During Mr. Berlin’s tenure, Veridex received numerous awards including recognition from the Cleveland Clinic and Prix Galien for the use of its innovative CellSearch® technology in the fight against cancer.

Mr. Berlin joined Johnson & Johnson in 1994 and served as corporate counsel for six years.  He led and participated on the legal team that oversaw several mergers, acquisitions, divestitures and commercial transactions across Johnson & Johnson.  He then held positions of increasing responsibility within Johnson & Johnson and a number of its subsidiary companies.  From 2001 until 2004 he served as vice president, licensing and new business development in the pharmaceuticals group, and from 2004 until 2007 was worldwide vice president, franchise development, Ortho-Clinical Diagnostics.  He has been responsible for numerous licensing and/or research collaboration deals in metabolic disease, cardiovascular disease, oncology, CNS and women’s health, including the ex-U.S. license to Millennium Pharmaceutical’s VELCADE, a first-in-class, oncology therapeutic with reported sales outside the U.S. in excess of $750 million in 2008.

“Ken is a proven business leader whose background, accomplishments and commercialization experience in the novel diagnostics space are particularly well-suited for Rosetta Genomics at this time,” said Yoav Chelouche, chairman of the board of directors. “We have commercialized three microRNA diagnostic tests and have licensed or formed distribution agreements with six separate parties on five continents for these tests.  As we further develop the markets for our paraffin-based microRNA diagnostic tests, identify additional paraffin and body fluid-based tests to develop, and pursue avenues to leverage our platform technology, we expect that Rosetta will benefit from Ken’s strong leadership, negotiating and alliance management skills as well as his portfolio management experience.  We are fortunate to welcome him to Rosetta Genomics.”

Commenting on his appointment, Mr. Berlin said, “microRNAs are among the most exciting opportunities in medicine today, as they hold breakthrough potential to diagnose and treat various conditions.  I am impressed by the breadth of Rosetta’s intellectual property and the flexibility of its technology platform, and am very excited to lead this group of talented individuals as we continue to evolve the company’s business model from an R&D entity to a company with both world-class science and world-class commercial execution.  I am an entrepreneur at heart, and I look forward to honing and executing our growth strategy and communicating our plans to the investment community by the end of the year.”

Mr. Berlin holds an A.B. degree from Princeton University and a J.D. from the University of California Los Angeles School of Law.  He began his career as an attorney at Simpson Thacher & Bartlett in New York City.  He has received several awards including the 2004 Pharmaceutical Achievement Award—Licensing Deal of the Year Finalist.  He is a member of the board of directors of the Central and South Jersey Chapter of Susan G. Komen for the Cure.

About Rosetta Genomics
Rosetta Genomics is a leading developer of microRNA-based molecular diagnostics. Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong IP position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company’s first three microRNA-based tests, miRview™ squamous, miRview™ mets, and miRview™ meso, are commercially available through its Philadelphia-based CLIA-certified lab. Rosetta Genomics is the 2008 winner of Wall Street Journal’s Technology Innovation Awards in the medical/biotech category.

About microRNAs
MicroRNAs (miRNAs) are recently discovered, naturally occurring, small RNAs that act as master regulators and have the potential to form the basis for a new class of diagnostics and therapeutics. Since many diseases are caused by the abnormal activity of proteins, the ability to selectively regulate protein activity through microRNAs could provide the means to treat a wide range of human diseases. In addition, microRNAs have been shown to have different expression in various pathological conditions. As a result, these differences may provide for a novel diagnostic strategy for many diseases.

Forward-Looking Statement Disclaimer
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the role of microRNAs in human physiology and disease, and the potential of microRNAs in the diagnosis and treatment of disease constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its candidate tools, products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2008 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Rosetta Genomics Company Contact:
Ron Kamienchick
215-382-9000 ext318
investors@rosettagenomics.com

Investor Contacts:
Lippert/Heilshorn & Associates
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com